UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SPIRE GLOBAL, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	848560116
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Peter Platzer

Chief Executive Officer

Spire Global, Inc.

8000 Towers Crescent Drive

Suite 1100

Vienna, Virginia 22182

(202) 301-5127

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Jonathan Zimmerman

Elizabeth A. Diffley

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center 90 S. Seventh Street

Minneapolis, Minnesota 55402

Telephone: (612) 766-7000

Facsimile: (612) 766-1600

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Spire Global, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 16, 2022 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to holders of the Company’s Public Warrants and Private Warrants (as defined in the Schedule TO and, collectively, the “Warrants”) to receive 0.2 shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 7, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is filed hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Concurrently with the Offer, the Company solicited consents (the “Consent Solicitation”) from holders of the Public Warrants to amend the warrant agreement, dated as of September 9, 2020 (the “Warrant Agreement”), by and between the Company and American Stock Transfer & Trust Company, as warrant agent, to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the vote or written consent of holders of at least 65% of the outstanding Public Warrants are required to approve the Warrant Amendment.

This Amendment No.2 is being filed to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer and Consent Solicitation and (ii) update Item 12 of the Schedule TO to include a press release issued by the Company on December 15, 2022, announcing the results of the Offer and Consent Solicitation.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read this Amendment No. 2 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text: The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on December 14, 2022. The Company has been advised that 10,020,581 Public Warrants (including 244,331 Public Warrants tendered through guaranteed delivery), or approximately 87% of the outstanding Public Warrants, and 6,600,000 Private Warrants, or 100% of the outstanding Private Placement Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before December 19, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 87% of the outstanding Public Warrants to amend the Warrant Agreement, which exceeds the 65% of the outstanding Public Warrants required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.

On December 15, 2022, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above. A copy of the press release is attached hereto as Exhibit (a)(5)(c) and is incorporated herein by reference.

Item 12.	Exhibits.

(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on December 7, 2022).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

Exhibit No.	Description

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).

(a)(5)(a)	Press Release, dated November 16, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-39493), filed with the SEC on November 16, 2022).

(a)(5)(b)	Press Release, dated December 7, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-39493), filed with the SEC on December 7, 2022).

(a)(5)(c)	Press Release, dated December 15, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-39493), filed with the SEC on December 15, 2022).

(b)	Not applicable.

(d)(i)	Certificate of Incorporation of Spire Global, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

(d)(ii)	Bylaws of Spire Global, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

(d)(iii)	Warrant Agreement, dated as of September 9, 2020, by and between American Stock Transfer & Trust Company, LLC and the registrant (incorporated by reference to Exhibit 4.4 to the Company’s Amended Registration Statement on Form S-1/A filed on August 5, 2020).

(d)(iv)	Specimen Warrant Certificate (included in Exhibit (d)(iii)).

(d)(v)	Specimen Class A Common Stock Share Certificate of the registrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 20, 2021).

(d)(vi)	Spire Global, Inc. 2021 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

(d)(vii)	Spire Global, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

(d)(viii)	Outside Director Compensation Policy of Spire Global, Inc., as amended November 9, 2021, and election forms thereunder (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2021).

(d)(ix)	Investor Rights Agreement, dated as of February 28, 2021, by and among the registrant, Six4 Holdings, LLC, Gilman Louie, Henry Crumpton, Jack Pearlstein, Robert Coleman, William Crowell, Peter Platzer, Theresa Condor, William Porteous and Stephen Messer (incorporated by reference to Annex A of the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(x)	Long Term Employment Contract, dated as of January 1, 2022, by and between Spire Global Luxembourg Sàrl and Peter Platzer (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on March 30, 2022).

(d)(xi)	Expatriation Letter, dated as of December 12, 2017, by and between Spire Global, Inc. and Peter Platzer (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xii)	Tax Equalization Policy, dated as of December 12, 2017, by and between Spire Global, Inc. and Peter Platzer (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xiii)	Form of Offer Letter by and between Spire Global, Inc. and each of Thomas Krywe and Ananda Martin (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xiv)	Offer Letter, dated as of July 19, 2017, by and between Spire Global, Inc. and Keith Johnson (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

Exhibit No.	Description

(d)(xv)	Long Term Employment Contract, dated as of January 1, 2018, by and between Spire Global Luxembourg Sàrl and Theresa Condor (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xvi)	Form of Spire Global, Inc. 2021 Commission Plan (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xvii)	Form of Spire Global, Inc. 2021 Salary Adjustment and Annual Performance Bonus (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xviii)	Form of Change in Control and Severance Agreement of Spire Global, Inc. (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xix)	Contribution Agreement by and between Her Majesty the Queen in Right of Canada and exactEarth Ltd. dated as of October 18, 2018, with Amendment No. 1 dated as of November 22, 2021 (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 30, 2022).

(d)(xx)	Financing Agreement dated as of June 13, 2022, among Spire Global, Inc., Spire Global Subsidiary, Inc., Austin Satellite Design, LLC, Blue Torch Finance LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current report on Form 8-K filed on June 15, 2022).

(d)(xxi)	Security Agreement dated as of June 13, 2022, among Spire Global, Inc., Spire Global Subsidiary, Inc., Austin Satellite Design, LLC and Blue Torch Finance LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 14, 2022).

(d)(xxii)	Dealer Manager Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(d)(xxiii)	Tender and Support Agreement, dated as of November 16, 2022, by and among the Company and the Supporting Stockholders (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(g)	Not applicable.

(h)	Tax Opinion of Faegre Drinker Biddle & Reath LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4/A, filed with the SEC on December 6, 2022).

(b)	Filing Fee Exhibit.

Filing Fee Table.*

*	Previously filed

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer and Director

Dated: December 15, 2022